ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2012
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	JUNE 30	DECEMBER 31
	2012	2011

ASSETS

Current Assets
Cash and cash equivalents (see note 3)	$31,941	$41,741
Accounts and other receivables (see note 4)	7,988	11,021
Inventories (see note 5)	6,839	8,612
Prepaid expenses and other current assets	777	234
	47,545	61,608

Non-Current Assets
Restricted cash and deposits (see note 6)	8,972	4,774
Property, plant and equipment (see note 7)	31,434	29,675
Mineral properties (see note 8)	120,192	114,021
Intangible assets	549	590

Total Assets	$208,692	$210,668

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 9)	$14,344	$13,033
Income taxes payable	338	60
Environmental services contract loss provision (see note 10)	687	518
	15,369	13,611
Non-Current Liabilities
Environmental services contract loss provision (see note 10)	977	1,434
Deferred revenue (see note 11)	2,064	774
Silver streaming interest (see note 12)	34,709	41,955
Decommissioning and rehabilitation provision (see note 13)	4,164	3,849
Deferred income tax liabilities	11,021	9,985

Total Liabilities	68,304	71,608

Shareholders’ Equity	140,388	139,060

Total Liabilities and Shareholders’ Equity	$208,692	$210,668

	COMMITMENTS (see note 22)
	SUBSEQUENT EVENTS (see note 23)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30 (UNAUDITED)				(unaudited)
(expressed in thousands of Canadian dollars, except per	Three months ended		Six months ended
share and share amounts)	2012	2011	2012	2011

Revenues
Mining operations	$17,357	$19,473	$40,518	$38,269
Environmental services	2,208	1,772	3,792	3,447
Total revenues	19,565	21,245	44,310	41,716

Cost of Sales (see note 15)
Mining operations	16,540	13,653	32,544	23,352
Environmental services	1,281	2,681	2,808	4,453
Total cost of sales	17,821	16,334	35,352	27,805

Gross Profit
Mining operations	817	5,820	7,974	14,917
Environmental services	927	(909)	984	(1,006)
Total gross profit	1,744	4,911	8,958	13,911

General and administrative expenses (see note 16)	3,421	3,174	8,180	7,476
Foreign exchange loss	1,308	338	1,176	498

	4,729	3,512	9,356	7,974

Operating Income (Loss)	(2,985)	1,399	(398)	5,937

Other Income (Expenses)
Investment income	10	75	415	186
Finance costs	(11)	(18)	(25)	(28)

Income (Loss) Before Taxes	(2,986)	1,456	(8)	6,095

Income Tax Provision
Current	32	-	279	-
Deferred	(352)	618	1,039	1,838

Net Income (Loss)	(2,666)	838	(1,326)	4,257

Other Comprehensive Income (Loss)
Cumulative translation adjustments	10	(2)	3	(13)

Total Comprehensive Income (Loss)	$(2,656)	$836	$(1,323)	$4,244

Earnings (Loss) Per Share (see note 18)
Basic	($0.04)	$0.01	($0.02)	$0.07
Diluted	($0.04)	$0.01	($0.02)	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30 (UNAUDITED)				(unaudited)
(expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2012	2011	2012	2011

Cash Flows from Operating Activities
Net income (loss)	$(2,666)	$838	$(1,326)	$4,257
Items not affecting cash from operations –
Deferred revenue	17	(69)	118	(24)
Depletion of mineral properties	5,838	1,083	10,398	4,019
Environmental services contract loss provision	(98)	1,416	(288)	1,364
Silver streaming interest amount recognized	(3,593)	(3,173)	(7,246)	(5,780)
Depreciation of property, plant and equipment	705	546	1,399	1,032
Amortization of intangible assets	14	35	46	69
Share-based compensation expense	585	519	1,869	2,490
Finance costs	13	18	27	28
Deferred income tax (recovery)/expense	(352)	618	1,039	1,838

	463	1,831	6,036	9,293

Expenditures on decommissioning and rehabilitation	(2)	(24)	(14)	(28)
Changes in non-cash working capital balances related to operations –
(Increase) decrease in accounts and other receivables	4,641	7,072	3,032	(2,190)
(Increase) decrease in inventories	1,550	644	831	(2,104)
(Increase) decrease in prepaid expenses and other current assets	513	(674)	(543)	(519)
Increase (decrease) in accounts payable and accrued liabilities	(472)	(1,655)	4,326	9,958
Increase in income taxes payable	32	-	278	-

	6,725	7,194	13,946	14,410

Cash Flows from Investing Activities
Investment in mineral properties	(10,335)	(3,052)	(17,940)	(12,739)
Purchase of property, plant and equipment	(2,279)	(303)	(3,150)	(2,062)
Receipt of up-front payment under AEG remediation services agreement	-	-	1,172	-
Increase in restricted cash and deposits	-	(17)	(4,992)	(45)
Decrease in restricted cash and deposits	795	28	795	46

	(11,819)	(3,344)	(24,115)	(14,800)

Cash Flows from Financing Activities
Issuance costs	-	(5)	-	(186)
Receipt of advance payments under silver streaming interest	-	-	-	2,555
Shares issued on exercise of share options	240	1,401	369	2,327

	240	1,396	369	4,696

Decrease in Cash and Cash Equivalents	(4,854)	5,246	(9,800)	4,306

Cash and Cash Equivalents – Beginning of Period	36,795	45,197	41,741	46,137

Cash and Cash Equivalents – End of Period	$31,941	$50,443	$31,941	$50,443

No taxes were paid during either the three months or six months ended June 30, 2012 or June 30, 2011

SUPPLEMENTAL INFORMATION (see note 19)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011								(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
							Accumulated
							Other
				Share	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	Options	Surplus	Deficit	Income	Total

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	(1,326)	-	(1,326)
Other comprehensive loss	-	-	-	-	-	-	3	3
Share-based compensation expense recognized	-	-	-	2,281	-	-	-	2,281
Exercise of share options	326,500	586	-	(217)	-	-	-	369
Share options expired	-	-	-	(44)	44	-	-	-

Balance – June 30, 2012	60,365,564	$154,740	$-	$10,572	$4,783	$(29,701)	$(7)	$140,388

Balance – December 31, 2010	59,179,106	$150,063	$282	$5,739	$3,876	$(34,355)	$(22)	$125,583

Net income	-	-	-	-	-	4,257	-	4,257
Other comprehensive loss	-	-	-	-	-	-	(13)	(13)
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	-	25
Share-based compensation expense recognized	-	-	-	3,258	-	-	-	3,258
Exercise of share options	755,089	3,582	-	(1,255)	-	-	-	2,327
Share options expired	-	-	-	(411)	411	-	-	-

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The Corporation changed its year end from June 30 to December 31 effective December 31, 2011, in order to better align its fiscal year with its operating year and its reporting peer group. Accordingly, the fiscal year ended December 31, 2011 was a shortened six month transitional fiscal year.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, being for the six month transitional fiscal year ended December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent fiscal financial statements. These condensed consolidated financial statements were approved for issue by the Board of Directors on August 1, 2012.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Cash and Cash Equivalents

	June 30	December 31
	2012	2011

Cash at bank and on hand	$1,702	$1,841
Short-term bank deposits	30,239	39,900

	$31,941	$41,741

4.	Accounts and Other Receivables

	June 30	December 31
	2012	2011

Trade receivables	$7,507	$9,985
Other receivables	687	1,242
Less: allowance for doubtful accounts	(206)	(206)

	$7,988	$11,021

5.	Inventories

	June 30	December 31
	2012	2011

Ore in stockpiles	$3,840	$3,844
Concentrate	1,924	4,161
Materials and supplies	1,075	607

	$6,839	$8,612

For the three and six month periods ended June 30, 2012 the cost of inventories recognized as an expense and included in cost of sales was $16,540,000 and $32,544,000 (June 30, 2011 – $13,653,000 and $23,352,000).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Restricted Cash and Deposits

	June 30	December 31
	2012	2011

Non-current:
Security for remediation services agreement (see note 11)	$4,992	$-
Security for decommissioning provision	3,198	3,190
Other	782	1,584

	$8,972	$4,774

7.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Cost	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2011	$-	$4,208	$25,666	$4,208	$1,056	$35,138
Additions	-	539	-	452	106	1,097

December 31, 2011	-	4,747	25,666	4,660	1,162	36,235
Additions	1,205	773	-	1,401	28	3,407

June 30, 2012	$1,205	$5,520	$25,666	$6,061	$1,190	$39,642

				Heavy
		Camp,	Ore	Machinery	Leasehold
Accumulated	Land and	Roads, and	Processing	and	Improvements &
Depreciation	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2011	$-	$1,462	$857	$1,849	$818	$4,986
Depreciation		212	867	422	73	1,574

December 31, 2011	-	1,674	1,724	2,271	891	6,560
Depreciation	5	244	905	428	66	1,648

June 30, 2012	$5	$1,918	$2,629	$2,699	$957	$8,208

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Net book Value	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2011	$-	$2,746	$24,809	$2,359	$238	$30,152

December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675

June 30, 2012	$1,200	$3,602	$23,037	$3,362	$233	$31,434

During the three and six month periods ended June 30, 2012, the Corporation recorded total depreciation of property, plant and equipment of $806,000 and $1,648,000 (2011 – $784,000 and $1,538,000), of which $705,000 and $1,399,000 (2011 – $699,000 and $1,095,000) has been charged to income with $609,000 and $1,228,000 (2011 – $636,000 and $970,000) recorded to mining cost of sales, $10,000 and $20,000 (2011 – $10,000 and $42,000) recorded in environmental services cost of sales and $23,000 and $78,000 (2011 – $42,000 and $83,000) reflected under general expenses.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $151,000 and $281,000 (2011 – $94,000 and $328,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil and $nil (2011 – $nil and $34,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

8.	Mineral Properties

			Expenditures	Depletion
	January 1, 2012		Incurred	Recognized	June 30, 2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$4,804	$(9,444)	$50,911
Lucky Queen	-	9,201	3,367	-	12,568
McQuesten	-	3,614	20	-	3,634
Onek	-	14,987	1,483	-	16,470
Silver King	-	6,900	68	-	6,968
Flame & Moth	-	6,679	1,365	-	8,044
Bermingham	-	6,500	2,863	-	9,363
Other Keno Hill Properties	-	10,226	1,645	-	11,871
Brewery Creek	-	173	-	-	173
Other	-	190	-	-	190

Total	$55,551	$58,470	$15,615	$(9,444)	$120,192

			Expenditures	Depletion	December 31,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$3,228	$(7,209)	$55,551
Lucky Queen	-	6,354	2,847	-	9,201
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	566	-	14,987
Silver King	-	6,498	402	-	6,900
Flame & Moth	-	3,592	3,087	-	6,679
Bermingham	-	4,603	1,897	-	6,500
Other Keno Hill Properties	-	10,226	-	-	10,226
Brewery Creek	-	22	151	-	173
Other	-	187	3	-	190

Total	$59,532	$49,517	$12,181	$(7,209)	$114,021

During the three and six month periods ended June 30, 2012, the Corporation recognized depletion with respect to Bellekeno totaling $4,884,000 and $9,444,000 (2011 – $4,129,000 and $7,065,000), of which $5,786,000 and $10,398,000 (2011 – $2,622,000 and $4,019,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Accounts Payable and Accrued Liabilities

	June 30	December 31
	2012	2011

Trade payables	$7,662	$7,682
Accrued liabilities	6,682	5,351

	$14,344	$13,033

10.	Environmental Services Contract Loss Provision

	June 30	December 31
	2012	2011
Balance – beginning of period	$1,952	$2,002
Reduction due to current period loss realization	(288)	(50)
Balance – end of period	1,664	1,952
Less: Current portion	(687)	(518)
	$977	$1,434

11.	Deferred Revenue

	June 30	December 31
	2012	2011

Deferred revenue	$2,064	$774

In January, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement. During the three and six month periods ended June 30, 2012, the Corporation recognized in revenue $85,000 and $85,000 respectively of the up-front payment.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Silver Streaming Interest

	June 30	December 31
	2012	2011
Balance – beginning of period	$41,955	$48,266
Amount recognized in cost of sales (see note 15)	(7,246)	(6,311)
Balance – end of period	$34,709	$41,955

13.	Decommissioning and Rehabilitation Provision

	June 30	December 31
	2012	2011

Balance – beginning of period	$3,849	$3,686

Additional decommissioning and rehabilitation obligations incurred	303	151
Expenditures on decommissioning and rehabilitation obligations	(14)	(21)
Accretion expense, included in finance costs	26	33

Balance – end of period	$4,164	$3,849

14.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share-based compensation expense recognized	-	-	2,281
Options exercised	$1.12	(326,500)	(217)
Options expired	$3.97	(21,750)	(44)

Balance – June 30, 2012	$5.09	4,851,161	$10,572

Balance – December 31, 2010	$3.23	3,947,080	$5,739

Stock options granted	$7.10	1,373,500	-
Share-based compensation expense recognized	-	-	3,258
Options exercised	$2.60	(755,089)	(1,255)
Options expired	$4.90	(126,997)	(411)

Balance – June 30, 2011	$4.40	4,438,494	$7,331

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.3% to 1.5% (2011 - 2.3% to 2.4%) per annum, an expected life of options of 4 years (2011 – 4 years), an expected volatility ranging from 70% to 73% (2011 – 73% to 77%), an expected forfeiture rate of 9% (2011 – 9%) and no expected dividends (2011 – nil).

Incentive share options outstanding and exercisable at June 30, 2012 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	3.72	$1.65	292,500	$1.65
$2.90	50,000	4.38	$2.90	50,000	$2.90
$3.08	745,000	0.88	$3.08	745,000	$3.08
$3.45	819,995	4.73	$3.45	819,995	$3.45
$4.46	111,000	2.62	$4.46	111,000	$4.46
$4.99	526,500	1.55	$4.99	526,500	$4.99
$5.19	150,000	2.28	$5.19	150,000	$5.19
$5.38	50,000	1.92	$5.38	50,000	$5.38
$5.90	15,000	1.67	$5.90	15,000	$5.90
$6.28	15,000	4.82	$6.28	5,000	$6.28
$6.92	887,000	4.57	$6.92	296,250	$6.92
$7.10	1,185,666	5.57	$7.10	693,010	$7.10
$8.13	3,500	5.86	$8.13	3,500	$8.13

	4,851,161	3.68	$5.09	3,757,755	$4.53

The weighted average share price at the date of exercise for options exercised during the three and six month periods ended June 30, 2012 was $5.10 and $5.31 (2011 – $8.83 and $8.63) respectively.

During the three and six month periods ended June 30, 2012, the Corporation recorded total share-based compensation expense of $631,000 and $2,281,000 (2011 – $837,000 and $3,258,000), of which $104,000 and $379,000 (2011 – $168,000 and $655,000) is recorded to mineral properties, $577,000 and $1,850,000 (2011 – $583,000 and $2,544,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Cost of Sales

The Corporation recorded cost of sales for the three month and six month periods ended June 30, 2012 as follows:

	Three Months Ended		Six Months Ended
	2012	2011	2012	2011

Mining operations –
Inventoried costs –
Direct production costs	$10,348	$9,697	$20,563	$17,080
Depreciation, depletion and share-based compensation	6,559	3,350	11,854	5,275
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	3,226	3,780	7,373	6,778
Silver streaming interest amount recognized (see note 12)	(3,593)	(3,174)	(7,246)	(5,781)
	16,540	13,653	32,544	23,352

Environmental services –
Direct service costs	1,271	2,670	2,788	4,411
Depreciation	10	10	20	42
	1,281	2,681	2,808	4,453

	$17,821	$16,334	$35,352	$27,805

16.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2012 as follows:

	Three Months Ended		Six Months Ended
	2012	2011	2012	2011

General and administrative expenses
Depreciation	$23	$42	$78	$83
Amortization of intangible assets	51	35	83	69
Business development and investor relations	193	180	331	304
Office, operating and non- operating overheads	995	560	2,038	1,057
Professional	302	520	519	769
Regulatory	47	82	161	184
Salaries and contractors	1,218	1,080	3,152	2,776
Share-based compensation	438	570	1,559	2,052
Travel	154	105	259	182

	$3,421	$3,174	$8,180	$7,476

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Income Tax Expense

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items.

	Six Months Ended	Six Months Ended
	June 30	June 30
	2012	2011

Accounting income (loss) before income tax	$(8)	$6,094
Federal and provincial income tax rate of 25.00% (2011: 27.50%)	(2)	1,676

Non-deductible permanent differences	727	784
Differences in foreign exchange rates	11	184
Effect of difference in tax rates	266	(568)
Change in benefits not recognized	(51)	(425)
Yukon mineral tax	277	-
Change in estimate	-	83
Other	90	104
	1,320	162

Provision for (recovery of) deferred income taxes	$1,318	$1,838

18.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	2012	2011	2012	2011

Numerator
Net income (loss) for the period	$(2,666)	$838	$(1,326)	$4,257

Denominator
For basic – weighted average number of shares outstanding	60,165,564	59,811,000	60,107,167	59,536,000
Effect of dilutive securities – Incentive share options	-	1,557,000	-	1,557,000
For diluted – adjusted weighted average number of shares outstanding	60,165,564	61,368,000	60,107,167	61,093,000

Earnings (Loss) Per Share
Basic	($0.04)	$0.01	($0.02)	$0.07
Diluted	($0.04)	$0.01	($0.02)	$0.07

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and six month periods ended June 30, 2012 is summarized as follows:

	Three Months Ended		Six Months Ended
	2012	2011	2012	2011

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$104	$168	$379	$655
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(1,466)	$1,941	$(3,307)	$(3,797)
Property, plant and equipment	$66	$(442)	$290	$492
Prepaid expenses and other current assets	$(2,076)	$222	$(1,694)	$(124)

20.	Segmented Information

The Corporation’s three operating segments during the three and six month periods ended June 30, 2012 were environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended	Environmental	Mining	Exploration and
June 30, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,086	$-	$-	$-	$1,086
Non-Canadian	1,122	17,357	-	-	18,479
Intersegment	602	-	-	-	602
Total segment revenues	2,810	17,357	-	-	20,167
Intersegment revenues eliminated on consolidation	(602)	-	-	-	(602)
Total revenues as reported	2,208	17,357	-	-	19,565

Segment income (loss) before taxes	$(134)	$(1,613)	$(66)	$(1,173)	$(2,986)

Total assets	$13,247	$92,324	$68,412	$34,709	$208,692

For the three months ended	Environmental	Mining	Exploration and
June 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,132	$-	$-	$-	$1,132
Non-Canadian	640	19,473	-	-	20,113
Intersegment	911	-	-	-	911
Total segment revenues	2,683	19,473	-	-	22,156
Intersegment revenues eliminated on consolidation	(911)	-	-	-	(911)
Total revenues as reported	1,772	19,473	-	-	21,245

Segment income (loss) before taxes	$(1,869)	$4,338	$18	$(1,031)	$1,456

Total assets	$6,097	$99,648	$52,102	$52,746	$210,593

For the six months ended	Environmental	Mining	Exploration and
June 30, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,225	$-	$-	$-	$2,225
Non-Canadian	1,567	40,518	-	-	42,085
Intersegment	1,841	-	-	-	1,841
Total segment revenues	5,633	40,518	-	-	46,151
Intersegment revenues eliminated on consolidation	(1,841)	-	-	-	(1,841)
Total revenues as reported	3,792	40,518	-	-	44,310

Segment income (loss) before taxes	$(966)	$4,478	$(143)	$(3,377)	$(8)

Total assets	$13,247	$92,324	$68,412	$34,709	$208,692

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended	Environmental	Mining	Exploration and
June 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,572	$-	$-	$-	$2,572
Non-Canadian	875	38,269	-	-	39,144
Intersegment	1,719	-	-	-	1,719
Total segment revenues	5,166	38,269	-	-	43,435
Intersegment revenues eliminated on consolidation	(1,719)	-	-	-	(1,719)
Total revenues as reported	3,447	38,269	-	-	41,716

Segment income (loss) before taxes	$(2,797)	$12,115	$18	$(3,242)	$6,094

Total assets	$6,097	$99,648	$52,102	$52,746	$210,593

21.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

	(a)	Key Management Personnel Compensation

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Salaries and short-term benefits	$886	$516	$2,405	$2,176
Share-based compensation	502	543	1,229	1,087

	$1,388	$1,059	$3,634	$3,263

Key management includes the Corporation’s Board of Directors and members of senior management.

(b)	Other Related Party Transactions

During the six month period ended June 30, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the three and six month periods ended June 30, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $22,851 and $57,127 (2011 – $nil and $nil) respectively with Access Field Services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH ENDED JUNE 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Commitments

As of June 30, 2012, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2012 are as follows:

2012	$232
2013	466
2014	453
2015	414
2016	366
Thereafter	-

$1,931

(b)	As of June 30, 2012, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $747,000.

23.	Proposed Disposition of Brewery Creek Property

In January, 2012, the Corporation entered into a sales and purchase agreement to sell the remainder of its interest in the Brewery Creek property to a third party currently earning an interest in the property under an existing option agreement. Closing of this transaction has not yet occurred. By current agreement of the parties, initial closing of the transaction is to occur on or before August 15, 2012. Final closing of the transaction will remain conditional on various matters, including but not limited to receipt by the purchaser of regulatory approval and the assignment to the purchaser of certain operating licenses.